Exhibit(a)(1)(l)(i)

McAfee, Inc. Tender Offer Employee Presentation Alvarez & Marsal Taxand, LLC January 2008

Agenda Introduction The Issue The Solution Action Steps You Must Take Questions and Answers

Introduction Alvarez & Marsal Taxand, LLC ("A&M") Compensation & Benefits Group Brian Cumberland J.D. Ivy National Managing Director Managing Director 214.438.1013 214.438.1028 McAfee has retained A&M to communicate important general and tax information about the Tender Offer to affected employees. McAfee cannot present this information because doing so would violate: The Company Policy on providing tax advice, and The Tender Offer rules.

The Issue

The Issue McAfee granted some discounted stock options to you. What is a "discounted stock option?" A stock option where the exercise price is less than the fair market value ("FMV") of the underlying stock on the grant date. Example: FMV of McAfee stock on grant date $30 Exercise price of stock option $29 Discount $1

The Issue Discounted stock options are a problem under a new tax law (Internal Revenue Code Section 409A). Section 409A can subject your discounted stock options to taxation in the year in which they vest (as compared to the time of exercise). Section 409A can also impose penalties (20% penalty) and interest on you annually until you exercise your discounted stock options. Additional State penalty tax of 20% imposed on California residents.

The Issue Example:

The Issue Discounted stock options that are eligible for the Tender Offer must be: Unexercised, Unvested as of December 31, 2004, AND The exercise price is less than the FMV of McAfee stock on the grant date. McAfee will tell you which stock options are eligible for the Tender Offer.

The Issue Example: 10,000 outstanding stock options granted at a discount on May 1, 2003, which vest at 20% on each of the first 5 anniversaries of the grant date. 2,000 vest on May 1, 2004 ? NOT subject to 409A 8,000 vest after January 1, 2005 ? subject to 409A January 1, 2005 NOT subject to 409A penalties Subject to 409A penalties Vested prior to 2005 Vested in 2005 or later Grant date May 1, 2003 Vesting date #1 May 1, 2004 Vesting date #2 May 1, 2005 Vesting date #3 May 1, 2006

The Solution

The Solution Increase the exercise price of the discounted stock options through the Tender Offer. The Tender Offer amends the exercise price of the stock options to equal the FMV of McAfee stock on the original grant date. To compensate you for the higher exercise price, McAfee will make a cash payment equal to 105% of the increase in the exercise price multiplied by the number of options subject to the Tender Offer, less any applicable tax withholding. Only the exercise price will change; all other terms and conditions remain the same. You must be an employee of McAfee on the closing day of the Tender Offer in order to participate.

The Solution Cash Payment will be made: For all amended stock options, regardless of whether they are vested or unvested, on the first regular payroll date in January 2009 Regardless of whether you are still an employee on the payment date (as long as you were an employee at the close of the Tender Offer) Increase in exercise price Number of options 105% Cash Payment Which includes a 5% premium that is intended to compensate you for the delay in payment. The delay in payment is required by U.S. tax law until January 2009. X X =

The Solution Example: * Less any applicable tax withholding

The Solution If you elect to participate: You will not be taxed until you exercise your options (i.e., how options are normally taxed) You cannot exercise your discounted options until the close of the Tender Offer Period You will avoid 409A penalty taxes You will receive a cash payment from McAfee in January 2009 If you do not elect to participate: You will most likely pay taxes each year based on the stock value on December 31 AND when you exercise your options You must pay penalty taxes, which will not be reimbursed by McAfee You will NOT receive a cash payment from McAfee in January 2009

The Solution Example:

More Details on the Tender Offer

The Solution: Tender Offer Details The Tender Offer is McAfee's proposal to amend your discounted stock options and make a cash payment to you. McAfee needs your consent to amend your discounted stock options, which is why you must take action by accepting the Tender Offer if you want your discounted stock options amended. You must be a McAfee employee on the last day of the Tender Offer to participate. If you wish to participate in the Tender Offer, do NOT exercise discounted stock options until after the Tender Offer closing date.

The Solution: Tender Offer Details Advantages: Avoid 409A penalty taxes Receive a cash payment from McAfee in January 2009 equal to the exercise price increase (applicable taxes will be withheld) Premium of 5% Payment made for all Tender Offer options regardless of vesting status on payment date Payment made for Tender Offer options regardless of employment status in January 2009 Disadvantages: Stock options eligible for the Tender Offer will effectively be locked-up (i.e., you cannot exercise the options) until the close of the Tender Offer Cash payment will not be made until January 2009 due to Section 409A rules However, you will receive a fixed 5% premium on the amount of the exercise price increase due to accepting the Tender Offer Accepting the Tender Offer

Action Steps You Must Take

Action Steps You Must Take Review the materials attached to the initial email you received directly from the Tender Offer mailbox. By February 1, 2008 at 11 P.M. CST, submit the Election Form that is attached to the initial email from the Tender Offer mailbox either: Electronically by clicking the voting button titled "ACCEPT OFFER," or By faxing the completed and signed Election Form to Charles Deaton at (972) 987-2047. Election Forms submitted by U.S. mail, Federal Express (or similar delivery service), or hand delivery are NOT permitted. How to Participate in the Tender Offer:

Action Steps You Must Take

Action Steps You Must Take

Action Steps You Must Take

Action Steps You Must Take Deadlines: You must accept the Tender Offer by 11 P.M. Central Time on February 1, 2008. You must take affirmative action and submit the Election Form either electronically or via fax to accept the Tender Offer. You must be a McAfee employee on the last day of the Tender Offer.

Action Steps You Must Take McAfee will inform you of which options are discounted options and eligible for the Tender Offer. If you wish to participate in the Tender Offer, do NOT exercise these stock options designated by McAfee as discounted until after the Tender Offer closing date. If you exercise any discounted stock options, they will be subject to 409A penalties, which will not be reimbursed by McAfee.

Action Steps You Must Take

Action Steps You Must Take If you do nothing, you have declined McAfee's Tender Offer. You will be responsible for paying your 409A penalty taxes on your own, which will not be reimbursed by McAfee.

Questions General Tax Questions: Ask now or after this presentation Leave a voicemail at (972) 963-7515 Send an email to Tender Offer (TENDER_OFFER@MCAFEE.COM) If you have questions about your specific circumstances, contact your tax, financial, or legal advisor.

Tax Advice Stock option taxation can be quite complicated and this presentation is only a general overview of the issues and Tender Offer. You should consult with your personal tax advisor for advice on your specific situation. As provided in Treasury Department Circular 230, any tax advice in this document is not intended or written by Alvarez & Marsal Taxand, LLC to be used, and cannot be used, by a client or any other person or entity for the purpose of avoiding tax penalties that may be imposed on any taxpayer.

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